MONACO SPINCO INC.

April 11, 2012

VIA EDGAR SUBMISSION AND COURIER

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Monaco SpinCo Inc.

Form 10-12G

Filed March 20, 2012

File No. 000-54625

Dear Mr. Dobbie:

This letter is in response to the comments contained in the Staff’s Comment Letter dated April 5, 2012 with respect to Monaco SpinCo Inc.’s (“Monaco”) Form 10-12G, as filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2012 (the “Form 10”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter, indicated in bold, followed by Monaco’s responses immediately after each comment. In addition, we have filed today an Amendment No.1 to the Form 10 (“Amendment No. 1”). The page numbers in the responses refer to pages of Amendment No. 1.

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General

1. We note your Form 10 incorporates by reference from Exhibit 99.1 information contained in the proxy statement/prospectus-information statement constituting part of Amendment No. 3 to the Registration Statement on Form S-4 of ACCO Brands Corporation (“ACCO”). We also note that the proxy statement/prospectus-information statement has been revised subsequent to the filing of Amendment No. 3. Please refile as Exhibit 99.1 the most current version of the proxy statement/prospectus-information statement that you intend to give to stockholders of MeadWestvaco Corporation prior to the consummation of the spin-off.

In response to the Staff’s comment, the most current version of the proxy statement/prospectus-information statement that we intend to give to stockholders of MeadWestvaco Corporation prior to the consummation of the spin-off is being re-filed as Exhibit 99.1 of Amendment No. 1.

Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

April 11, 2012

2.	In addition, we note your Form 10 incorporates by reference from Exhibit 99.3 an amendment to the Form 10-K of ACCO. We note this exhibit represents Amendment No. 1 to ACCO’s Form 10-K filed on March 15, 2012, which contains Part III information only. Please revise to also file as an exhibit and incorporate by reference Amendment No. 2 to ACCO’s Form 10-K filed on March 20, 2012.

In response to the Staff’s comment, Amendment No. 2 to ACCO’s Form 10-K filed on March 20, 2012 is filed as Exhibit 99.4 of Amendment No. 1 and is incorporated by reference in Amendment No. 1.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity, page 3

3.	Please revise this section to also incorporate by reference the “Historical Market Price and Dividend Information of ACCO Common Stock” section of the proxy statement/prospectus-information statement.

In response to the Staff’s comment, we have revised Item 9 on page 3 of Amendment No. 1 to incorporate by reference the “Historical Market Price and Dividend Information of ACCO Common Stock” section of the proxy statement/prospectus-information statement.

Item 12. Indemnification of Directors and Officers, page 3

4.	Please revise this section to also incorporate by reference the “Description of Spinco Capital Stock-Limitation of Liability of Directors; Indemnification of Directors” section of the proxy statement/prospectus-information statement.

In response to the Staff’s comment, we have revised Item 12 on page 3 of Amendment No. 1 to incorporate by reference the “Description of Spinco Capital Stock-Limitation of Liability of Directors; Indemnification of Directors” section of the proxy statement/prospectus-information statement.

Monaco hereby acknowledges that (i) Monaco is responsible for the adequacy and accuracy of the disclosure in the Form 10 and Amendment No. 1, (ii) the Staff’s comments or change to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10 or Amendment No. 1 and (iii) Monaco may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

April 11, 2012

If you have any questions regarding the foregoing, please contact the undersigned at (212) 318-5718.

Very truly yours, /s/ E. Mark Rajkowski
E. Mark Rajkowski President and Director Monaco SpinCo Inc.